UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 CGI Group Inc.
                                (Name of Issuer)

                           Class A Subordinate Shares
                         (Title of Class of Securities)

                                    39945C109
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [ ] Rule 13d-1(b)

     [ ] Rule 13d-(c)

     [X] Rule 13d-1(d)











--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1           Name of Reporting Person/I.R.S. Identification Nos. of Above Persons
           (Entities Only)


            Serge Godin

2           Check the Appropriate Box If a Member of a Group            (a) [ ]
            (See Instructions)                                          (b) [X]


3           SEC Use Only




4           Citizenship or Place of Organization


            Canada

                          5         Sole Voting Power
       Number of
         Shares
      Beneficially                  29,184,870
        Owned by
          Each            6         Shared Voting Power
       Reporting
         Person
          With                      0

                          7         Sole Dispositive Power


                                    968,363

                          8         Shared Dispositive Power


                                    28,216,507

9           Aggregate Amount Beneficially Owned by Each Reporting Person


            29,184,870

10 Check If the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


11          Percent of Class Represented by Amount in Row (9)


            7.9%

12          Type of Reporting Person (See Instructions)


            IN

Item 1(a).        Name of issuer:

              CGI Group Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(a).        Name of Person Filing:

              Serge Godin

Item 2(b).        Address of Principal Offices or, if None, Residence:

              c/o CGI Group, Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(c).        Citizenship:

              Canada

Item 2(d).        Title of Class of Securities:

              Class A Subordinate Shares

Item 2(e).        CUSIP Number:

              39945C109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:


         (a)    [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act;

         (b)    [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)    [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

         (d)    [ ]   Investment company registered under Section 8 of the
                      Investment Company Act;

         (e)    [ ]   An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E);

         (f)    [ ]   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

         (g)    [ ]   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

         (h)    [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)    [ ]   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

         (j)    [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

     The holdings reported herein are stated as of December 31, 2001. Mr. Godin was the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

     (a) Amount beneficially owned:    29,184,870 shares  (including  28,216,507
                                       shares   issuable   upon   conversion  of
                                       28,216,507 of the issuer's Class B Shares
                                       (multiple   voting)  and  405,075  shares
                                       issuable upon the exercise of options exercisable within 60 days of December
                                       31, 2001).

                                       By  virtue  of  the  Second  Amended  and
                                       Restated     Options     Agreement    and
                                       Shareholders'    Agreement    among   the
                                       issuer's Majority  Shareholders,  BCE and
                                       Bell   Canada,   the   parties   to  such
                                       agreement  may be  considered  a  "group"
                                       under Rule 13d-5  and,  as a result,  Mr.
                                       Godin  may  be   considered   to  be  the
                                       beneficial owner of shares beneficially owned by Andre Imbeau, Jean Brassard and BCE, Inc. As of December 31, 2001,

                                        (i)     Mr. Imbeau was  understood to be
                                                the    beneficial    owner    of
                                                4,772,953   shares    (including
                                                4,221,165  shares  issuable upon
                                                conversion  of  4,221,165 of the
                                                issuer's    Class    B    Shares
                                                (multiple  voting)  and  503,925
                                                shares    issuable    upon   the
                                                exercise of options  exercisable
                                                within 60 days of  December  31,
                                                2001);

                                        (ii)    Mr.  Brassard was  understood to
                                                be  the   beneficial   owner  of
                                                1,785,910   shares    (including
                                                1,334,496  shares  issuable upon
                                                conversion  of  1,334,496 of the
                                                issuer's    Class    B    Shares
                                                (multiple  voting)  and  400,000
                                                shares    issuable    upon   the
                                                exercise of options  exercisable
                                                within 60 days of  December  31,
                                                2001); and

                                        (iii)   BCE  was  understood  to be  the
                                                beneficial  owner of 120,028,400
                                                shares   (including    7,027,606
                                                shares  issuable upon conversion
                                                of  7,027,606  of  the  issuer's
                                                Class   B    Shares    (multiple
                                                voting)).

                                       Mr. Godin disclaims beneficial ownership of such shares.

     (b) Percent of class:             7.9% (40.9%  including shares as to which
                                       beneficial ownership is disclaimed, as described above)

     (c) Number of shares as to which such person has:

     (i)      Sole power to vote or direct the vote:           29,184,870 shares

     (ii)     Shared power to vote or direct the vote:         0 shares

     (iii)    Sole power to dispose or to direct the
              disposition of:                                  968,363 shares

     (iv)     Shared power to dispose or to direct the
              disposition of:                                  28,216,507 shares

Item 5.           Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of  More than  Five Percent  on  Behalf of  Another
                  Person.

     The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Godin's family.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.           Identification and Classification of Members of the Group.

     Not applicable.

Item 9.           Notice of Dissolution of Group.

     Not applicable.

Item 10.          Certification.

     Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         February 11, 2002
                                                              (Date)


                                                           /s/ Serge Godin
                                                              (Signature)


                                                              Serge Godin
                                                              (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
















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